UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-41389

CUSIP NUMBER
207944109

(Check one):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
ConnectM Technology Solutions, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
2 Mount Royal Avenue, Suite 550
City, State and Zip Code Marlborough, Massachusetts

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the financial statements and related disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The Registrant expects to file the Annual Report on or before April 15, 2025.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bhaskar Panigrahi	(508)	479-8450
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

☒ Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 20, 2025, the Company furnished a Current Report on Form 8-K (the “February 8-K”) to the SEC that included a press release dated February 18, 2025 announcing selected financial results for its EV Solutions and OEM Business segments for the fiscal year ended December 31, 2024.

As reflected in the Company’s press release, which was furnished as Exhibit 99.1 to the February 8-K, the Company reported the following preliminary results:

Financial and Operational Highlights

•	Revenue Growth: EV Solutions (a subset of our Transportation and Logistics segment) revenue skyrocketed 200% year-over-year, fueled by adoption across passenger, commercial, and light vehicle OEMs.

•	OEM Expansion: Secured 9 new OEM partnerships in the past 12 months, including industry leaders VST Tractors, Force Motors, and JBM, alongside legacy clients Volvo Eicher, Ashok Leyland, and TI Clean Mobility.

•	Network Scalability: ConnectM’s Energy Intelligence Network now supports over 25,000 EVs (up 48% YoY), with 2,000-3,000 new vehicles added monthly, driving recurring subscription revenue.

•	Breakthrough Innovation: Launched patent-pending Digital Control Unit, integrating Vehicle Control, Instrument Cluster, and Telematics into a single platform. Complemented by Advanced Graphics Visual Unit and Infotainment Solutions for commercial vehicles, enhancing user experience and operational efficiency.

•	Sustainability Leadership: Enabled cumulative reductions of 40.8 million pounds of CO2 emissions and 1.3 million gallons of fuel consumption over three years.

•	Subscription Momentum: AI-driven network subscriptions grow exponentially with each vehicle added, driving high-margin recurring revenue streams.

•	Customer Success: Record satisfaction scores, with clients expanding deployments across multiple vehicle categories post- adoption.

In addition, on March 31, 2025, the Company furnished a Current Report on Form 8-K (the “March 8-K”) to the SEC that included a letter, dated March 25, 2025 from Bhaskar Panigrahi, CEO and Charieman of the Cnany to the Company’s Stockholders that included certain selected financial results for the fiscal year ended December 31, 2024.

As reflected in the letter, which was furnished as Exhibit 99.1 to the March 8-K, the Company reported the following preliminary results:

Strong Revenue Growth

Our financial performance demonstrates the market's enthusiastic response to our innovative solutions:

•	Q3 2024 revenue increased 36% to $6.1 million, compared to $4.45 million in Q3 2023

•	Q4 2024 revenue is projected to increase 100% to $9.0 million, compared to $4.49 million in Q4 2023

•	Full-year 2024 revenue is projected to increase 32% to $26.4 million, compared to $19.97 million in 2023

•	Q1 2025 projected revenue of $11.3 million puts the company at a $45.2 million annualized revenue run rate

Technological Innovation

At ConnectM, we remain committed to developing cutting-edge technologies that drive the transition to sustainable energy solutions:

Energy Intelligence Network (EIN) – Our comprehensive technology platform monitors and manages electrified assets throughout their lifecycle, collecting anonymized performance data to refine AI models while continuously improving network performance. This infrastructure enables OEMs, service providers, and consumers to increase revenue and margins while also doing good for the planet.

AI-Powered Heat Pump – Our intelligent heat pump system for residential and light commercial use integrates with our EIN platform and features an IoT-enabled AI engine powered by a large language model trained on proprietary and public data. We are proud that this system has received the prestigious AHRI Cold Climate Certification, demonstrating superior heating efficiency in cold environments where traditional heat pumps struggle.

Automotive Graphics Visual Unit (AGVU) – This automotive-grade instrument cluster balances cost, performance, and durability with features including real-time responsiveness, advanced data visualization, and screen mirroring capabilities. The AGVU allows ConnectM to differentiate itself in the electrified micro-mobility space.

Strategic Acquisitions

We have executed several strategic acquisitions that expand our capabilities and market reach:

DeliveryCircle – This nationwide technology-enabled final-mile delivery company connects businesses with a network of over 500,000 drivers. This acquisition marks ConnectM's expansion into the last-mile transportation and logistics vertical, representing an adjacent electrification opportunity to our current markets.

Green Energy Gains – This all-stock transaction strengthens our portfolio with home energy assessment capabilities and expands the customer base for our AI-powered heat pump. It also provides access to a local partner ecosystem of HVAC contractors, creating a distribution channel for our products.

MHz Invensys – This acquisition bolsters our capabilities in wireless communication, particularly in the smart metering/Advanced Metering Infrastructure (AMI) vertical. We expect to generate an additional $15 million in revenue from the AMI vertical alone over the next three years.

Balance Sheet Optimization

Since going public, we have prioritized deleveraging our balance sheet.

•	Reduced total liabilities by $31 million since our public debut:

o	Completed a debt-to-equity swap converting $13.7 million of outstanding debt to common equity at $2.00 per share

o	Reduced annual interest expense by more than $2 million, increasing free cash flow for operational investments

o	Retired an additional $2.5 million in debt during Q1 2025

We have initiated several strategic activities intended to surpass $5 million in positive stockholder equity by the end of 2025.

Environmental Impact

Our Electrification Impact Scorecard for year-end 2024 highlights our contribution to a sustainable future:

•	95.5 GWh of electrification, a 331% increase compared to last year, equivalent to powering 35,000 homes daily

•	73,506 metric tons of CO2 displaced, a 391% increase compared to last year, equivalent to the CO2 absorption of 3.4 million trees in a year

•	6.7 million gallons of fossil fuel displaced, a 343% increase compared to last year, equivalent to driving around the world approximately 7,000 times

While the Company does not expect material changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the year ended December 31, 2024.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this press release, regarding our future financial performance and our strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. We caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. In addition, we caution you that the forward-looking statements regarding the Company contained in this press release are subject to the risks and uncertainties described in the “Cautionary Note Regarding Forward-Looking Statements” section of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024. Such filing identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ConnectM is under no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

ConnectM Technology Solutions, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Bhaskar Panigrahi
		Name:	Bhaskar Panigrahi
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).